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                                                                      EXHIBIT 11


                              SEVERANCE AGREEMENT



         This Severance Agreement ("Agreement") is entered into and effective as of this 15th day of October, 1999, by and between AMERICAN BUSINESS PRODUCTS, INC. (the "Company") and GEOFFREY L. GREULICH (the "Executive").

         WHEREAS, Executive is presently employed by a subsidiary of the Company in a key management capacity; and

         WHEREAS, the Company's Board of Directors has determined that it is appropriate and in the best interests of the Company and its shareholders to reinforce and assure the continued attention and dedication of the Executive to his duties of employment without personal distraction or conflict of interest as a result of the possibility or occurrence of a change in control of the Company; and

         WHEREAS, the Company's Board of Directors has authorized the Company to enter into this Agreement with the Executive;

         NOW THEREFORE, in consideration of the foregoing, and of the mutual covenants and agreements of the parties set forth in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:


                                   SECTION 1

                                  DEFINITIONS

         1.1 "Affiliate" shall mean any parent, brother-sister or subsidiary corporation of the Company, any joint venture in which the Company owns at least a 50 percent interest, and any partnership, limited liability partnership or limited liability corporation in which the Company or any of its wholly-owned subsidiaries owns at least a 50 percent interest.

         1.2    "Board" shall mean the Board of Directors of the Company.

         1.3 "Cause" shall mean (i) the Executive's willful and continued failure to perform any substantial duty of his position with the Company and its Affiliates (other than any such failure resulting from incapacity due to Disability), within fifteen (15) days after a written demand for substantial performance to the Executive which specifically identifies the manner in which he has not substantially performed his duties; (ii) the Executive's willful engagement in any illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company; or (iii) the Executive's engagement in any activity that is in conflict of interest or competitive with the Company or its Affiliates (other than any isolated, insubstantial and inadvertent action not taken in bad faith and which is promptly remedied by the Executive upon notice).

         1.4 "Change in Control" shall have the definition contained in the American Business

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 Products, Inc. 1999 Incentive Compensation Plan.

         1.5 "Code" shall mean the Internal Revenue Code of 1986, as amended.

         1.6    "Company" shall mean American Business Products, Inc.

         1.7 "Disability" shall mean, for purposes of this Agreement, a physical or mental impairment that prohibits the Executive from performing the essential duties of his position, which is expected to be of a long and continued duration, and which would meet the definition of disability under the Company's long-term disability plan.

         1.8    "Effective Date" shall mean October 15, 1999.

         1.9 "Good Reason" shall mean (i) the assignment of duties inconsistent with the Executive's position, or any action by the Company which results in diminution of the Executive's position, authority, duties or responsibilities as in effect on the Effective Date (other than any isolated, insubstantial and inadvertent action not taken in bad faith and which is promptly remedied by the Company upon notice by the Executive); (ii) a reduction in the Executive's base salary or benefits (unless such reduction in benefits applies to all officers of the Company); (iii) a material breach by the Company of its obligations hereunder; (iv) the Company requiring the Executive to have his office based at a location more than 30 miles from the location of his office on the Effective Date; or (v) any failure by a successor to the Company to assume and agree to perform the Company's obligations hereunder.

         1.10 "Proprietary Information" shall mean information that meets the definition of "trade secret" under the laws of the State of Georgia (i.e., the Uniform Trade Secrets Act, O.C.G.A. ss.10-1-760, et seq.), as well as any scientific or technical information, design, process, procedure, formula or improvement that is secret and of value, information that the Company takes reasonable efforts to protect from disclosure and from which the Company derives actual or potential economic value due to its confidential nature, including, but not limited to, technical or nontechnical data, formulas, complications, programs, devices, methods, techniques, drawings, processes, financial data, lists of actual or potential customers, price lists, business plans, customer and vendor records, training and operations materials and memoranda, personnel records, financial information relating to the business of the Company, accounts, customers, vendors, employees and affairs of the Company, and any information marked "confidential" by the Company.

         1.11 "Qualifying Termination" shall mean (a) the termination of Executive's employment by the Company without Cause, or (b) the Executive's termination of his employment for Good Reason. A Qualifying Termination shall not include a termination of Executive's employment by reason of the Executive's death, the Executive's Disability, the Executive's voluntary termination of employment without Good Reason, or the termination of the Executive's employment for Cause.


                                   SECTION 2

                               TERM OF AGREEMENT

         2.1 Term of Agreement. This Agreement shall commence on the Effective Date and shall

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continue in effect until June 30, 2001 (the "Initial Term"). This Agreement shall automatically be extended for one additional year at the end of the Initial Term, and then for successive one-year periods (each such one-year extension following the Initial Term shall be a "Successive Period"). However, either party may terminate this Agreement at the end of the Initial Term, or at the end of any Successive Period, by giving the other party written notice of intent not to renew, delivered at least sixty (60) calendar days prior to the end of such Initial Term or Successive Period; provided, however, that any such termination of this Agreement by the Company, which was to become effective within sixty (60) days prior to the date of a Change in Control, shall be ineffective and shall be deemed to be a Qualifying Termination.

         2.2 Extension of Term Upon Change in Control. In the event that a Change in Control occurs during the Initial Term or any Successive Period, the term of this Agreement shall automatically and irrevocably become a term ending on the first anniversary of the effective date of the Change in Control. This Agreement shall be assigned to, and shall be assumed by, any successor to the Company subsequent to such Change in Control.


                                   SECTION 3

                               SEVERANCE BENEFITS

         3.1 Entitlement to Benefits. If, for any reason constituting a Qualifying Termination, the Executive's employment terminates during the period beginning on the Effective Date of this Agreement and ending on the first anniversary of the effective date of a Change in Control of the Company, the Company shall provide to the Executive the benefits described in either Section
3.2 or Section 3.3 below, as applicable.

         3.2 Severance Benefits. In the event of a Qualifying Termination prior to a Change in Control of the Company, the Company shall pay and provide to Executive each of the following benefits, subject to Executive's entitlement to such benefits pursuant to Section 3.1 hereof:

                (a) Accrued Pay and Benefits. As soon as practicable following such a Qualifying Termination, but no later than 10 business days following such Qualifying Termination, the Company shall provide the Executive with a lump sum cash payment equal to Executive's earned but unpaid base salary, earned and unpaid vacation pay, and any unreimbursed business expenses. Such payment shall constitute full satisfaction for these amounts owed to Executive.

                (b) Severance Pay. As soon as practicable following such a Qualifying Termination, but no later than 10 business days following such Qualifying Termination, the Company shall provide the Executive with a lump sum cash payment equal to one times the Executive's annual rate of base salary in effect upon the date of the Qualifying Termination.

                (c) Welfare Benefits. For twelve (12) months following a Qualifying Termination, the Company shall provide the Executive with continued medical, dental, basic life insurance, officer life insurance, and accidental death and dismemberment insurance benefits for the Executive and/or the Executive's covered dependents at least equal to those which would have been provided to them if the Executive's employment had not been terminated, with the Company

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         paying 100% of the cost of such benefits during such period; provided, that such twelve-month period shall offset any period of continuation coverage provided under COBRA applicable to such benefits; provided further, however, that if the Executive becomes employed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of continued eligibility.

                (d) Bonuses and Stock Rights. Any cash bonus earned (but which has not been paid) for a performance period that has been completed prior to a Qualifying Termination shall be immediately payable upon the Qualifying Termination. Any outstanding rights to (i) any cash bonus that would by its terms be payable for or expire in the current year (whether short-term or long-term), or (ii) a performance share award or a performance-based restricted stock award for a performance period which has not been completed, shall be governed by the applicable provisions of the plan under which such cash bonus, performance share award or performance-based restricted stock award was granted. Any outstanding stock options or restricted stock awards of the Executive shall be governed by the applicable provisions of the plan under which such stock options or restricted stock awards were granted.

                (e) Retirement Benefits. Upon the date of the Qualifying Termination, the Executive shall forfeit the unvested portion of his account in the Profit Sharing Retirement Plan and his Matching Contributions Account in the Employee Savings Plan. Due to that forfeiture, as soon as practicable, but no later than thirty (30) days following the Qualifying Termination, the Company shall pay the Executive a single sum cash payment in an amount equivalent to the forfeited portion of his account in the Profit Sharing Retirement Plan and his Matching Contributions Account in the Employee Savings Plan, determined as of the most recent valuation date prior to the Qualifying Termination. In addition, the Company shall pay the Executive the amount of any benefit he forfeits under any nonqualified retirement plan sponsored by the Company due to the Qualifying Termination. Any payment under this provision shall be made from the general assets of the Company and not from the trust fund of any tax-qualified retirement plan. The Executive acknowledges that this payment will be subject to taxes at the time of payment and will not be eligible for rollover treatment.

               (f) Outplacement Benefits. The Company shall provide outplacement services for the Executive at a cost of up to Fifteen Thousand Dollars ($15,000.00). The Company agrees to pay such amount directly to an outplacement company of the Executive's choice.

         3.3 Change in Control Severance Benefits. In the event of a Qualifying Termination following a Change in Control of the Company, in lieu of the benefits described in Section 3.2, the Company shall pay and provide to Executive each of the following benefits, subject to Executive's entitlement to such benefits pursuant to Section 3.1 hereof:

               (a) Accrued Pay and Benefits. As soon as practicable following such a Qualifying Termination, but no later than 10 business days following such Qualifying Termination, the Company shall provide the Executive with a lump sum cash payment equal to Executive's earned but unpaid base salary, earned and unpaid vacation pay, and any unreimbursed business expenses. Such payment shall constitute full satisfaction for these amounts owed to Executive.

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               (b)     Severance Pay. As soon as practicable following such a
         Qualifying Termination, but no later than 10 business days following such Qualifying Termination, the Company shall provide the Executive with a lump sum cash payment equal to two (2) times the Executive's annual rate of base salary in effect upon the date of the Qualifying Termination.

               (c) Welfare Benefits. For twelve (12) months following a Qualifying Termination, the Company shall provide the Executive with continued medical, dental, basic life insurance, officer life insurance, and accidental death and dismemberment insurance benefits for the Executive and/or the Executive's covered dependents at least equal to those which would have been provided to them if the Executive's employment had not been terminated, with the Company paying 100% of the cost of such benefits during such period; provided, that such twelve-month period shall offset any period of continuation coverage provided under COBRA applicable to such benefits; provided further, however, that if the Executive becomes employed with another employer and is eligible to receive medical or other welfare benefits under another employer-provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of continued eligibility.

               (d) Bonuses and Stock Rights. Any cash bonus earned (but which has not been paid) for a performance period that has been completed prior to a Qualifying Termination shall be immediately payable upon the Qualifying Termination. Any outstanding rights to any cash bonus that would by its terms be payable for or expire in the current year (whether short-term or long-term) shall become 100 percent vested (without proration) with performance deemed to have been met at target level, and two (2) times the vested amount shall be immediately payable to the Executive upon the Qualifying Termination. Any outstanding stock options, restricted stock awards or performance share awards of the Executive shall be governed by the applicable provisions of the plan under which such stock options, restricted stock awards or performance share awards were granted.

                (e) Retirement Benefits. Upon the date of the Qualifying Termination, the Executive shall forfeit the unvested portion of his account in the Profit Sharing Retirement Plan and his Matching Contributions Account in the Employee Savings Plan. Due to that forfeiture, as soon as practicable, but no later than thirty (30) days following the Qualifying Termination, the Company shall pay the Executive a single sum cash payment in an amount equivalent to the forfeited portion of his account in the Profit Sharing Retirement Plan and his Matching Contributions Account in the Employee Savings Plan, determined as of the most recent valuation date prior to the Qualifying Termination. In addition, the Company shall pay the Executive the amount of any benefit he forfeits under any nonqualified retirement plan sponsored by the Company due to the Qualifying Termination. Any payment under this provision shall be made from the general assets of the Company and not from the trust fund of any tax-qualified retirement plan. The Executive acknowledges that this payment will be subject to taxes at the time of payment and will not be eligible for rollover treatment.

                (f) Outplacement Benefits. The Company shall provide outplacement services for the Executive at a cost of up to Fifteen Thousand Dollars ($15,000.00). The Company agrees to pay such amount directly to an outplacement company of the Executive's choice.

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                                   SECTION 4

                                   EXCISE TAX

         4.1 Limitation on Payment. If the benefits provided to the Executive under this Agreement or under any other agreement with, or plan of, the Company (in the aggregate, the "Total Payment") constitute a payment so that an excise tax (the "Excise Tax") is due under Section 280G, Section 4999 or other provision of the Code, then the benefits provided under this Agreement shall be limited to the Reduced Amount. The "Reduced Amount" shall be the largest amount that could be received by the Executive under this Agreement such that no part of the Total Payment provided to the Executive shall be subject to the Excise Tax. The Reduced Amount shall be calculated by a nationally recognized benefits consulting firm or accounting firm, and such amount shall be presented to the Executive for review and approval. If the amount payable to the Executive is limited to the Reduced Amount, Executive shall have the right, in the Executive's sole discretion, to designate the portion of the Total Payment that should be reduced or eliminated so as to avoid having the benefits provided to the Executive under this Agreement be subject to the Excise Tax.

         4.2 Notification. If the Internal Revenue Service claims in writing that any benefit received under this Agreement constitutes an "excess parachute payment" under Section 280G of the Code, the Executive shall notify the Company in writing of such claim within 10 business days of the claim. The Executive shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive provides notice of the claim to the Company (or such shorter period ending on the date that any payment of taxes with respect to the claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall (i) give the Company any information reasonably requested by the Company relating to such claim; (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time; (iii) cooperate with the Company in good faith in order to effectively contest such claim; and (iv) permit the Company to participate in any proceedings relating to such claim; provided, however, that the Company shall bear and pay directly all costs and expenses (including, but not limited to, additional interest and penalties and related legal, consulting or similar fees) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or other tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.

         4.3 Excise Tax Refund. If, after the receipt by the Executive of an amount advanced by the Company in connection with the contest of the Excise Tax claim, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto); provided, however, that if the amount of that refund exceeds the amount advanced by the Company or it is otherwise determined for any reason that additional amounts could be paid to the Executive without incurring any Excise Tax, any such amount will be promptly paid by the Company to the Executive. If, after the receipt of an amount advanced by the Company in connection with an Excise Tax claim, a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest the denial of such refund

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prior to the expiration of 30 days after such determination, such advance shall be forgiven and shall not be required to be repaid and shall be deemed to be in consideration for services rendered after the date of the Qualified
Termination.


                                   SECTION 5

                           SUCCESSORS AND ASSIGNMENT

         5.1 Successors. The Company shall require any successor (whether via a Change in Control, direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the stock or assets of the Company to expressly assume and agree to perform the Company's obligations under this Agreement, in the same manner and to the same extent that the Company would be required to perform them if no such succession had taken place.

         5.2 Assignment by Executive. This Agreement shall inure to the benefit of and be enforceable by Executive's executors or administrators or heirs. If Executive should die after any amount has become payable to Executive hereunder but prior to payment, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to Executive's estate or designated beneficiary. Executive's rights hereunder shall not otherwise be assignable.

                                   SECTION 6

            CONFIDENTIALITY OF COMPANY INFORMATION; NONSOLICITATION


         6.1 Nonsolicitation of Customers, Clients and Suppliers. Executive agrees that during the term of this Agreement and for twelve (12) calendar months following his Qualifying Termination, he will not, directly or indirectly, without the Company's prior written consent, contact any customer, client or supplier of the Company or any of its Affiliates for business purposes unrelated to furthering the business of the Company or its Affiliates. Executive further agrees that for a period of twelve (12) calendar months following the date of his Qualifying Termination, he will not directly or indirectly, (i) contact, solicit or divert, or attempt to contact, solicit, divert or take away, any customer, client or supplier of the Company or its Affiliates for purposes of, or with respect to, providing a customer, client or supplier to a competing business; or (ii) take any affirmative action with a customer, client or supplier of the Company or its Affiliates for purposes of providing a customer, client or supplier to a business competing with the Company or its Affiliates. The prohibitions of the preceding sentence shall apply only to customers, clients and suppliers of the Company with whom the Executive had Material Contact on the Company's behalf during the twelve months immediately preceding the Qualifying Termination. For purposes of this Agreement, the Executive had "Material Contact" with a customer, client or supplier if (a) he had business dealings with the customer, client or supplier on the Company's behalf; (b) he was responsible for supervising or coordinating the dealings between the Company and the customer, client or supplier; or (c) he obtained Proprietary Information about the customer, client or supplier as a result of his association with the Company.

         6.2 Nonsolicitation of Employees. The Executive agrees that during his employment with the Company and for twelve (12) calendar months after his Qualifying Termination, the Executive will not, directly or indirectly, solicit or attempt to recruit or hire any employees of the Company or its Affiliates who were employed by the Company or its Affiliates at any time during the last year of the Executive's employment with the Company and who are actively employed by the Company or its Affiliates at the time of the solicitation or attempted solicitation, to provide services similar to those performed by the employee for the Company on behalf of, or for the purpose of engaging in employment with, a competitor of the Company.

         6.3 Nondisclosure of Trade Secrets and Proprietary Information. Except to the extent reasonably necessary for Executive to perform his duties for the Company, the Executive shall not, directly or indirectly, furnish or disclose to any person, or use in any way, any trade secrets of the Company or its Affiliates, for so long as such trade secrets remain "trade secrets" under applicable state law. Except to the extent reasonably necessary for Executive to perform his duties for the Company, Executive shall not, during the term of this Agreement and for a period of twelve (12) calendar months following the Executive's Qualifying Termination, directly or indirectly, furnish or disclose to any person, or use in any way, for personal benefit or the benefit of others, any Proprietary Information of the Company or its Affiliates.

         6.4 Reasonableness. Executive has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred on the Company under this Agreement, and Executive hereby acknowledges and agrees that: (i) the restrictions and covenants contained herein, and the rights and remedies conferred upon the Company, are necessary to protect the goodwill and other value of the business of the Company; (ii) the restrictions places upon Executive hereunder are fair and reasonable in time, will not prevent him from earning a livelihood, and place no greater restraint upon the Executive than is reasonably necessary to secure the business and goodwill of the Company; (iii) the Company is relying upon the restrictions and covenants contained herein in continuing to make available to Executive information concerning the business of the Company; (iv) the Executive's employment hereunder places him in a position of confidence and trust with the Company and its employees, customers and suppliers; and (v) the provisions of this section shall be interpreted so as to protect the Proprietary Information, and to secure for the Company the exclusive benefits of the work performed on behalf of the Company by the Executive under this Agreement, and not to unreasonably limit his ability to engage in employment and consulting activities in noncompetitive areas which do not endanger the Company's legitimate interests expressed in this Agreement.

         6.5 Remedy for Breach. Executive acknowledges and agrees that his breach of any of the covenants contained in this Article of this Agreement will cause irreparable injury to the Company and that remedies at law available to the Company for any actual or threatened breach by the Executive of such covenants will be inadequate and that the Company shall be entitled to specific performance of the covenants in this Article or injunctive relief against activities in violation of this Article by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity or proving actual damages. This provision with respect to injunctive relief shall not diminish the right of the Company to claim and recover monetary damages against the Executive for any breach of this Agreement, in addition to injunctive relief. The Executive acknowledges and agrees that the covenants contained in this Article shall be construed as agreements independent of any other provision of this or any other contract between the parties hereto, and that the existence of any claim or cause of action by the Executive against the Company, whether predicated upon this or any other contract, shall not constitute a defense to the enforcement by the Company of said covenants. Further, the Executive agrees that upon his violation of any of the restrictions in Agreement, the Company may immediately cease any payments or benefits provided hereunder to the Executive or his dependents.

                                   SECTION 7

                                 MISCELLANEOUS

         7.1 Invalidity of Any Provision. It is the intention of the parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions. The parties further agree to alter the balance of this Agreement in order to render the same valid and enforceable. The terms of the restrictive covenant provisions of this Agreement shall be deemed modified to the extent necessary to be enforceable and, specifically, without limiting the foregoing, if the term of the applicable restrictive covenant is too long to be enforceable, it shall be modified to encompass the longest term which is enforceable and, if the scope of the geographic area of the applicable restrictive covenant is too great to be enforceable, it shall be modified to encompass the greatest area that is enforceable.

         7.2 Costs of Enforcement. In any action taken in good faith relating to the enforcement of this Agreement or any provision herein, the Executive shall be entitled to be paid any and all costs and expenses incurred by him in enforcing or establishing his rights thereunder, including, without limitation, reasonable attorneys' fees, whether suit be brought or not, and whether or not incurred in arbitration, trial, bankruptcy or appellate proceedings, but only if the Executive is successful on at least one material issue raised in the enforcement proceeding; provided, that the total amount of any and all costs and expenses payable by the Company to the Executive under this provision shall be limited to $100,000.

         7.3 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia.

         7.4 Arbitration. Any claim or dispute arising under this Agreement shall be subject to arbitration, and prior to commencing any court action, the parties agree that they shall arbitrate all controversies. The arbitration shall be conducted in Atlanta, Georgia, in accordance with the Employment Dispute Rules of the American Arbitration Association and the Federal Arbitration Act, 9 U.S.C. ss.1, et. seq. The arbitrator(s) shall be authorized to award both liquidated and actual damages, in addition to injunctive relief, but no punitive damages. The arbitrator(s) may also award attorney's fees and costs, without regard to any restriction on the amount of such award under Georgia or other applicable law. Such an award shall be binding and conclusive upon the parties hereto, subject to 9 U.S.C. ss.10. Each party shall have the right to have the award made the judgment of a court of competent jurisdiction.

         7.5 Waiver of Breach. The waiver of a breach of any provision of this Agreement by a party hereto shall not operate or be construed as a wavier of any subsequent breach by the other party hereto.

         7.6 Successors and Assigns. This Agreement shall inure to the benefit of the Company and its Affiliates, and their respective successors and assigns. This Agreement shall inure to the benefit of and be enforceable by the Executive's estate and/or legal representatives.

         7.7 Assignment of Agreement. This Agreement is not assignable by the Executive, but shall be freely assignable by the Company to any successor with the written consent of the Executive. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

         7.8 Notices. All notices, demands and other communications hereunder shall be in writing and shall be delivered in person or deposited in the United States mail, certified or registered, with return receipt requested, as follows:

         if to Executive:

                         Mr. Geoffrey L. Greulich
                         4265 Wickersham Drive
                         Atlanta, GA 30327



         if to Company:

                         AMERICAN BUSINESS PRODUCTS, INC.
                         Attention: President and Chief Executive Officer 2100 RiverEdge Parkway
                         Suite 1200
                         Atlanta, GA 30328


         7.9 Entire Agreement. This Agreement contains the entire agreement of the parties with respect to severance benefits. All understanding and agreements heretofore made between the parties hereto with respect to severance benefits, including any offer letter or other agreements between the Company and the Executive, are hereby superseded by this document which alone fully and completely expresses the agreements of the parties. This Agreement may not be changed orally but only by an agreement in writing signed by both parties.

         7.10 Survival of Provisions. The provisions of Article 4 - Restrictive Covenants shall survive termination of this Agreement.

         7.11 Captions. The captions appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of any provisions of this Agreement or in any way affect this Agreement.

         IN WITNESS WHEREOF, the Company and Executive have executed this Agreement, to be effective as of the day and year first written above.

                            COMPANY:

                            AMERICAN BUSINESS PRODUCTS, INC.



                            By: /s/ W. Stell Huie
                               -------------------------------------------
                                  W. Stell Huie
                                  Chairman of the Compensation Committee of the
                                     Board of Directors




                            EXECUTIVE:

                             /s/ Geoffrey L. Greulich
                            ----------------------------------------------
                                     Geoffrey L. Greulich